Exhibit 21.1
SUBSIDIARIES OF NII HOLDINGS, INC.
(as of January 14, 2019)

Corporation	Jurisdiction of Incorporation
Nextel International Services, Ltd.	Delaware, USA
NII Capital Corp.	Delaware, USA
NII International Holdings S.à r.l.	Luxembourg
NII Brazil Holdings S.à r.l.	Luxembourg
NII International Telecom	Luxembourg
NII Mercosur Móviles, S.L.	Spain
NII Mercosur Telecom, S.L.	Spain
NIU Holdings, LLC	Delaware, USA
Nextel Holdings S.à r.l.	Luxembourg
NII International Mobile S.à r.l.	Luxembourg
NII International Mobile S.à r.l., Inc.	Virginia, USA
McCaw International (Brazil), LLC	Virginia, USA
Airfone Holdings, LLC	Delaware, USA
Nextel Participações Ltda.	Brazil
Nextel Telecomunicações Ltda.	Brazil
Nextel Telecomunicações de Longa Distancia Ltda.	Brazil
Sunbird Participações Ltda.	Brazil
Sunbird Telecomunicações Ltda.	Brazil